# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rekor Systems, Inc., CIK 0001697851
CUSIP: 759419104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7172 COLUMBIA GATEWAY DRIVE, SUITE 400, COLUMBIA, Maryland (MD), 21046
Date of event which requires filing of this statement: 07/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002146284

## Reporting persons
- Maybank Securities Pte. Ltd.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 9,744,552; shared dispositive power 0; aggregate amount beneficially owned 9,744,552 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Rekor Systems, Inc.
Address of issuer's principal executive offices: 7172 COLUMBIA GATEWAY DRIVE, SUITE 400, COLUMBIA, MARYLAND, 21046

## Item 2. Person Filing
Name of person filing: Maybank Securities Pte. Ltd.
Address of principal business office or, if none, residence:
Maybank Securities Pte. Ltd.

50 North Canal Road
#03-01
Singapore 059304
Singapore
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Broker-Dealer

## Item 4. Ownership
Amount beneficially owned: 9744552
Percent of class: 7.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9744552
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Broker-Dealer is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Maybank Securities Pte. Ltd.: Jerry Chan, Chief Operations Officer (07/30/2026)